FORETHOUGHT VARIABLE INSURANCE TRUST

October 17, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Forethought Variable Insurance Trust

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A

(File Nos. 333-189870 and 811-22865)

Dear Sir/Madam:

On behalf of Forethought Variable Insurance Trust (the “Trust”), we hereby electronically file, Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.  The primary purpose of the Amendment is to respond to comments from the Commission staff and to file copies of the appropriate exhibits for the five separate series of the Trust: FVIT American Funds® Managed Risk Portfolio, FVIT BlackRock Global Allocation Managed Risk Portfolio, FVIT WMC Research Managed Risk Portfolio, FVIT Index Managed Risk Portfolio and FVIT Select Advisor Managed Risk Portfolio (collectively the “Portfolios”).

Additionally, on behalf of the Trust and Northern Lights Distributors, LLC, the principal underwriter for the Portfolios, we request that the Commission accelerate the effective date of the Amendment to October 17, 2013, or the earliest possible date thereafter.

If you have any questions, please contact James Ash at (631) 470-2619, Sarah Patterson at (860) 325-1538 or John O’Hanlon at (617) 728-7111.

Sincerely,

Forethought Variable   Insurance Trust

Northern Lights Distributors, LLC

/s/ Robert Arena

/s/ Brian Nielsen

By:

Robert Arena

By:

Brian Nielsen

Its:

President

Its:

Chief Executive Officer